vtech

04 APR -5 AM 7:21

VTech Holdings Ltd
Incorporated in Bermuda with Limited Liability

Our Ref. No. : PF223-04/04
Direct Line : (852) 2680 1705 / 2680 5033
Fax No. : (852) 2680 5277
(Please contact Lydia Chung / Annie YY Chan)

Exemption No. : 82-3565

1 April 2004

By courier

04024102

SUPPL

The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549
U.S.A.

Dear Sirs

Re : VTech Holdings Limited (the "Company")

Pursuant to Reg. 240, Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, we enclose two copies of the announcement that has been posted on The London Stock Exchange Plc. through RNS Input Website on 30 March 2004 for your reference.

Yours faithfully
For and on behalf of
VTech Holdings Limited

Chang Yu Wai
Company Secretary

Encl.

c.c. *Ms. Kathy Jiang*
ADR Div., The Bank of New York (New York)
Fax No. 1-212-5713050
(w/o enclosure)

Ms. Eugenia Lee
ADR Div., The Bank of New York (Hong Kong)
Fax No. 2877 0863
(w/o enclosure)

PROCESSED
APR 07 2004
THOMSON FINANCIAL

23/F, Tai Ping Industrial Centre, Block 1
57 Ting Kok Road, Tai Po, Hong Kong
Tel (852) 2680 1000 Fax (852) 2680 1300

Company	Vtech Holdings Ld
TIDM	VTH
Headline	Blocklisting Application
Released	12:33 30 Mar 2004
Number	0990X

VTech Holdings Limited
Announcement

VTech Holdings Limited has on 26th March 2004 submitted a block listing application to the London Stock Exchange Plc in relation to its 2001 Share Option Scheme (comprising 22,552,713 new ordinary shares of US$0.05 each) which was adopted in a general meeting of the Company in 2001. These new shares fallen to be issued under the 2001 Share Option Scheme have already been approved by The Stock Exchange of Hong Kong Limited in 2001.

Chang Yu Wai
Company Secretary

30th March 2004

END

Company website

Full Text Announcement

Company	Vtech Holdings Ld
TIDM	VTH
Headline	Blocklisting Application
Released	12:33 30 Mar 2004
Number	0990X

VTech Holdings Limited
Announcement

VTech Holdings Limited has on 26th March 2004 submitted a block listing application to the London Stock Exchange Plc in relation to its 2001 Share Option Scheme (comprising 22,552,713 new ordinary shares of US$0.05 each) which was adopted in a general meeting of the Company in 2001. These new shares fallen to be issued under the 2001 Share Option Scheme have already been approved by The Stock Exchange of Hong Kong Limited in 2001.

Chang Yu Wai
Company Secretary

30th March 2004

END

Company website